September 28, 2006

Mr. Michael Fay
Mr. Jeffrey Sears
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

VIA EDGAR

Re:
Hertz Global Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 18, 2006
File No. 333-135782

Dear Messrs. Fay and Sears:

        Thank you for taking the time to speak with us September 26th regarding your comments on Amendment No. 2 to the Registration Statement on Form S-1 (the "Registration Statement") of Hertz Global Holdings, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") on September 18, 2006. This letter sets forth the Company's responses to the questions you raised on our September 26th call.

Like-Kind Exchange Program

        During our telephonic discussion on September 26th, and in your subsequent voicemail message on the same day, you asked the Company to provide additional information regarding the like-kind exchange programs used by the Company in connection with the acquisition and disposition of fleet vehicles and equipment. More specifically, you requested that the Company explain more fully the contractual arrangements through which cash received for cars or equipment sold through the like-kind exchange programs is held, and the circumstances under which this cash is available to the Company. As a related matter, you asked the Company to explain how it accounts for this cash on its balance sheet, and to indicate in what name or names the bank accounts relating to the like-kind exchange program are held as well as whether such accountholders are subsidiaries or affiliates of the Company. The Company notes the following in response to these questions:

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  As described in section (C) below, the cash is held by a "qualified intermediary" within the meaning of applicable tax rules;

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  As described in section (B) below, subsidiaries of the Company have the right to withdraw cash from the like-kind exchange programs at its discretion, upon the giving of a simple notice and the lapse of time;

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  As described in section (B) below, the Company includes cash held by the Qualified Intermediary subject to the like-kind exchange programs as cash on its balance sheet;(1) and

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  As described in section (A) below, the bank accounts are held in the name of the Qualified Intermediary, which is an entity unrelated to the Company, with the trustee for the Company's ABS program named as an additional accountholder in some cases.

        To assist the Staff in understanding how the relevant tax considerations and GAAP, or "book", accounting rules operate, the Company has prepared the following summaries of (A) the basic structure of its like-kind exchange program for its car rental fleet, or the "LKE" program (which is significantly larger than the like-kind exchange program for its equipment rental fleet), (B) the GAAP accounting criteria it considers in determining the GAAP accounting for assets subject to the LKE program and (C) the applicable tax law considerations relating to the like-kind exchange safe harbor, and the Company's reasons for concluding that it meets the applicable criteria. The analysis of the Company's equipment rental like-kind exchange program substantially follows the lines of the analysis for the LKE program.

        The Company believes both that its accounting treatment of the assets disposed of and acquired under the like-kind exchange programs is appropriate under generally accepted accounting principles and that its car rental and equipment rental like-kind exchange programs are effective to treat qualified transactions as like-kind exchanges under the safe harbors outlined in Internal Revenue Code Section 1.1031(k)-1(g) ("IRC §1031"). In this regard, it is important to note that the tax treatment criteria for eligibility to meet the safe harbor under relevant tax law and regulations differ from the GAAP accounting rules for the assets and the resulting gain or loss from a particular disposition. Consequently, the transactions are accounted for as sales under GAAP. Cash is included in the company's

(1)
Where this cash relates to or constitutes collateral for the Company's ABS program, this cash is treated as restricted cash. As of June 30, 2006, $96.8 million of cash was held in the Accounts, all of which was classified as restricted cash in the Company's consolidated balance sheet by virtue of the fact that it also related to or constituted collateral under the Company's ABS program. (The car rental LKE program was not in effect on December 31, 2005.)

balance sheet and gain or loss is recognized currently from the disposition of an asset, even though for tax purposes, gain is deferred under the safe harbors available under IRC §1031.

        (A)    Structure of LKE Program.    The Company and its subsidiaries, including its principal U.S. operating subsidiary, The Hertz Corporation ("Hertz"), buy and sell hundreds of thousands of cars in the United States each year. Sales of the Company's cars subject to the LKE program are not contractually linked to its purchase of new cars, and the sale and purchase transactions are, except as a matter of coincidence, separated in time.

        In the United States, the bulk of Hertz's car rental fleet, including the cars in the LKE program, are titled in the name of a Hertz Vehicles LLC, a Hertz subsidiary that holds title for the benefit of other wholly owned consolidated subsidiaries of Hertz (such subsidiaries, the "Hertz LKE Participants"). When Hertz sells a car in the LKE program, it delivers the car to the buyer and causes the car's title to be delivered to the buyer. The buyer pays for the car by wiring money to, or writing a check to, Hertz Car Exchange, Inc., which has been appointed as a qualified intermediary for the LKE program within the meaning of IRC §1031 (the "Qualified Intermediary"). The Qualified Intermediary is a wholly owned subsidiary of J.P. Morgan Property Holdings LLC ("JPEX"), which is an entity entirely independent from the Company. When the Qualified Intermediary receives funds from the sale of cars, it deposits the money in bank accounts (the "Accounts") that are maintained either in its own name or in the joint names of the Qualified Intermediary and a trustee acting for the benefit of Hertz's creditors.

        When Hertz wishes to buy a car in the United States through the LKE program, it causes the relevant Hertz LKE Participant to instruct the Qualified Intermediary to disburse moneys for the purchase to the car's seller from one of the Accounts. In cases where the proceeds in the Accounts are inadequate to pay the full purchase price, Hertz will provide additional funds to the Qualified Intermediary to make up the shortfall. In return, the seller of the car transfers title to Hertz Vehicles LLC to be held for the benefit of the relevant Hertz LKE Participant.

        While the funds arising from the sale of cars in the LKE program are required to be held in an account in the name of the Qualified Intermediary in order to qualify as a tax-deferred like-kind exchange pursuant to IRC §1031, the Qualified Intermediary does not reflect these amounts in the Qualified Intermediary's own financial statements, as these amounts are held in escrow for the benefit of the Hertz LKE Participants and their creditors. This is consistent with Sections 4.02 and 4.06 of the Master Exchange Agreement (Exhibit 4.9.13 to the Registration Statement), which provide, respectively, that money in the Accounts does not constitute part of the Qualified Intermediary's general assets, and that the money may be withdrawn by the Hertz LKE Participants under specified procedures consistent with IRC §1301. These procedures include delivery by the relevant Hertz LKE Participant of a notice to the Qualified Intermediary and the passage of time (no more than 180 days). Pursuant to the Master Exchange Agreement, the Qualified Intermediary is permitted to use funds held in the Accounts only to pay for cars being purchased by the Hertz LKE Participants or to pay the cash to Hertz LKE Participants as described above. Consequently, the entire economic benefit of the LKE program runs to the Company and its subsidiaries and creditors, not to the Qualified Intermediary or any other party.(2)

        (B)    GAAP Accounting Treatment of Purchases and Sales Under LKE Program.    The Company has evaluated whether or not the sale and subsequent purchase of a replacement vehicle under its LKE program is a single transaction that should be accounted for under APB 29, "Accounting For Nonmonetary Transaction" and FAS 153, "Exchanges of Nonmonetary Assets," or two separate transactions. In making this evaluation, the Company considered EITF 02-02 "When Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes." While the LKE program transactions do not fall within the scope of this EITF, the Company understands that its principles are used in practice to help determine when related contracts should be combined and accounted for as a single contract.(3)

        With respect to cars that are not subject to manufacturer repurchase programs, or "risk" cars, the cars sold and the car subsequently purchased are not exchanged with the same counterparty, nor are the sale and purchase transactions negotiated together or contractually linked. In fact, these sale and subsequent purchase may be separated by several months. Therefore, the Company has concluded that these transactions should not be viewed as a single transaction. With respect to "program" cars, the Company has also concluded that the transactions should be accounted for separately, because sales of program cars to manufacturers and subsequent purchases of new cars from the same manufacturer are not negotiated and entered into together, are separated in time and are not contractually linked. In addition, the structure of the manufacturer repurchase programs serves a substantive business purpose—namely, tax deferral of gains—fundamentally unrelated to the GAAP accounting.

        When the Hertz LKE Participants purchase new cars, the Company records those cars on its consolidated balance sheet at fair value (i.e., the purchase price of the cars) and records

(2)
The Company notes that the majority of the cars subject to the LKE program and the proceeds from the sale of such cars are pledged as security for the Company's obligations under its ABS program, as described in the Registration Statement. Thus, the arrangements by which the trustee for the ABS program may be named as an owner of the Accounts are contractual arrangements outside of the scope of the LKE program itself. Were the Company to refinance the ABS program through an alternative structure, the trustee would no longer be listed as a holder of the Accounts, but the LKE program would not be affected by such refinancing.

(3)
The Company further notes that the exchange of monetary consideration has substance in the context of the Company's LKE program transactions, in contrast to the type of transaction that has historically been of concern to the Staff where two parties to the same transactions "swap checks" in order to try to designate an otherwise non-monetary transaction a monetary transaction.

the disbursement from the Accounts as a reduction of cash on its consolidated balance sheet. At the time of the disposal, the Company recognizes gain or loss on the disposition of a car subject to the LKE program, and the proceeds from the sale are deposited in the Accounts, which are reflected in cash or restricted cash on the Company's consolidated balance sheet. As discussed above, the Hertz LKE Participants may elect at any time after disposing of a car subject to the LKE program not to enter into any subsequent car purchase, in which case the Hertz LKE Participants would receive the cash proceeds from the disposition within 180 days. Therefore, given that none of the Hertz LKE Participants retains any substantial continuing involvement with a car once it is disposed of, and the dispositions are made for monetary consideration, the dispositions are defined as monetary transactions under paragraph 3a of APB 29, "Accounting for Nonmonetary Assets."

        (C)    Eligibility Considerations for Like-Kind Exchange Safe Harbor.    To facilitate and qualify transactions under the LKE program as tax-deferred like-kind exchanges pursuant to IRC §1031 and Rev. Proc. 2003-39, the Master Exchange Agreement designates the Qualified Intermediary to facilitate every aspect of all exchanges of relinquished property for replacement property in the LKE program. The Master Exchange Agreement requires the Hertz LKE Participants to assign to the Qualified Intermediary all of their rights (but not their obligations) in their existing and future agreements to sell relinquished property and to acquire replacement property.

        As required by IRC §1031, the Master Exchange Agreement expressly grants to the Hertz LKE Participants the right to reclaim the proceeds, but restricts their rights to receive, pledge, borrow or otherwise obtain the funds or other property held by the Qualified Intermediary until after the earliest of (i) the 46th day following the sale date of relinquished property (the "Identification Period") if the Hertz LKE Participants have not identified replacement property; (ii) the expiration of the Identification Period if the Hertz LKE Participants have received all identified replacement property; (iii) the 181st day following the sale date of relinquished property (the "Exchange Period"); or (iv) when a material and substantial contingency has occurred after the Identification Period that would prevent the completion of the qualified exchange. These express limitations satisfy the statutory requirements that the Hertz LKE Participants do not have constructive receipt of the funds for U.S. income tax purposes, which in turn allows the transactions to qualify as deferred exchanges.

Sponsor Fees

        On our September 26th call, you requested additional information regarding the steps that were taken in the formation and capitalization of the Company, including a history of the negotiations and contractual arrangements relating to the payment of the one-time $25 million transaction fees. Set forth below is a chronological summary of the Company's corporate history:

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  On July 15, 2005, the Company(4) was originally formed as a limited liability company under the jurisdiction of the State of Delaware. Its sole member was Clayton, Dubilier & Rice Fund VII, L.P. ("CD&R Fund VII"). Officers of the Company, who were appointed in connection with its formation, were employees of Clayton Dubilier & Rice, Inc. ("CD&R").

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  On August 31, 2005, the Company changed its name and was converted from a limited liability company to a Delaware corporation. Upon its conversion to corporate form, the Company had two directors, both of whom were employees of CD&R.

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  On September 12, 2005, upon the announcement that the Company had entered into a purchase agreement for the acquisition of Hertz from Ford Holdings, LLC and other related agreements, one employee of each of Carlyle Investment Management, L.L.C. ("Carlyle") and Merrill Lynch Global Partners, Inc. ("MLGP") were elected directors of the Company, and one of the CD&R employee directors resigned as a director and officer.

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  On October 17, 2005, a draft of the form of consulting agreement to be entered into with each of CD&R, Carlyle and MLGP was circulated to representatives of CD&R, Carlyle, MLGP and the officers of the Company, as well as their respective advisors, for review and comment. The draft contained a proposed amount for the consulting fee in brackets to indicate that the term had not yet been agreed by the parties.

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  Between October 17, 2005 and the execution of the consulting agreements on December 21, 2005, several drafts of these agreements were circulated to the parties, including directors or officers of Hertz Global Holdings. Early drafts of these agreements left the amount of the consulting fee in square brackets until the amount was agreed upon in early December 2005. It is not practicable to determine the number of telephone conferences or in-person meetings at which this amount was discussed among the parties.

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  On October 21, 2005, the shareholders of the Company made capital contributions of $100,000 in the aggregate (shared equally).

(4)
During the period from July 15, 2005 to December 21, 2005, Hertz Global Holdings, Inc. underwent three name changes. It was first formed under the name "CDRG Acquisition, LLC" on July 15, 2005. Its name was subsequently changed to "CCMG Acquisition, LLC" and was changed again on August 31, 2005 to "CCMG Holdings, Inc." in connection with its conversion from a limited liability company to a corporation. Finally, on March 9, 2006, the Company's name was changed to "Hertz Global Holdings, Inc." For ease of readability, we have used the Company's current name in our response.

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  On December 21, 2005, the Acquisition (as that term is used in the Registration Statement) closed. In connection with the closing of the Acquisition, one additional employee of Carlyle and two additional employees of CD&R were elected to the board of directors of the Company. The MLGP employee who had previously been a director of CCMG Holdings resigned, and two other MLGP employees were elected to the board. In addition, Craig R. Koch, then the Chief Executive Officer of Hertz, was elected to the board of directors, resulting in the board being composed of three employees of CD&R; two employees of each of Carlyle and MLGP; and one employee of Hertz. Also on December 21, 2005, the Company issued shares of its common stock to investment funds associated with or designated by each of CD&R, Carlyle and MLGP, in exchange for capital contributions aggregating approximately $2.3 billion

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  Also on December 21, 2005, the Company and Hertz entered into three separate consulting agreements, each dated December 21, 2005, with CD&R, Carlyle and MLGP. Each consulting agreement provided for CD&R, Carlyle or MLGP, as applicable, to receive a $25 million one time transaction fee as compensation for initial services rendered.

        With respect to the accounting for one-time $25 million transaction fees, as discussed above, the final agreements that provided for the payment of such fees were not entered into until December 21, 2005. However, we do not believe the timing of the Company's formation, its activities during the period from formation to the closing of the Acquisition, (the date on which the final consulting agreements were signed) alter the accounting under GAAP. We understand the Staff may have concerns that the internal acquisition costs of the Sponsors should be pushed down pursuant to SAB Topic 5:T to the stand alone financial statements of the Company, either during the period from its formation to the date of the Acquisition or upon the Company's acquisition of Hertz. If such amounts are pushed down, we understand the Staff's follow-up question of whether or not such pushed down expenses would retain the related party's internal cost nature or be capitalized by the Company.

        We believe that SAB Topic 5:T is intended to cover situations where costs of doing business are incurred by a related party on behalf of a registrant and such amounts are not reflected in the financial statements of the registrant. In such case, SAB Topic 5:T appropriately requires those expenditures to be pushed down and reflected in the stand alone financial statements of the registrant, as if the registrant had received a capital contribution from the related party and paid or incurred for those costs directly. As implied by footnote 39 to SAB Topic 5:T does not change the nature of those costs to the registrant, or how the registrant would account for the costs when recorded. In our case, the Company paid the Management Companies associated with Sponsors for services and therefore we are outside the scope of SAB Topic 5:T and for the reasons discussed in our earlier responses, these expenditures are direct cost of the Company's Acquisition of Hertz. In fact, even if SAB Topic 5:T were applicable, or the Company paid for the one-time $25 million transaction fees by giving the Sponsors additional equity of the Company upon the Acquisition, we believe the correct accounting would be to credit equity and then account for the resulting debt in accordance with its nature and substance, as a direct cost to the Company of its acquisition of Hertz, for the reasons articulated in our earlier responses.

        In this response we have tried to be responsive to the Staff's concerns. If we have misunderstood the Staff's questions or concerns, please do not hesitate to call and we will be happy to expand on our response.

Other Comments

        During our September 26th call, you requested that the Company (i) remove the references to operating income appearing on the first two pages of the Registration Statement and (ii) provide in the table on page 2 of the Registration Statement, which contains financial data and other key facts about the Company's two reportable segments, the amounts of corporate and other revenues and corporate and other income before income taxes and minority interest. The Company has revised pages 1 and 2 of the Registration Statement accordingly and we have enclosed the changed pages, marked to show the changes that were made, with this letter. These changes will be reflected in Amendment No. 3 to the Registration Statement when it is filed via the Commission's EDGAR system.

* * * * *

        If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Lee Barnum at (212) 909-6431 or Kristine Hutchinson at (212) 909-6160.

Regards,
/s/ STEVEN J. SLUTZKY Steven J. Slutzky
cc:
Sara D. Kalin
H. Yuna Peng
        Securities and Exchange Commission
    Mark P. Frissora
    Paul J. Siracusa
    Harold E. Rolfe, Esq.
    Richard Foti
        Hertz Global Holdings, Inc.

Enclosures